August 9, 2013

 Pamela A. Long

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE: Strategic Environmental & Energy Resources, Inc.

Registration Statement on Form 10

Filed June 28, 2013

File No. 000-54987

Dear Ms. Long,

I am submitting this letter in response to the Staff’s letter of comments dated August 1, 2013 regarding our Form 10 filed on June 28, 2013.

Our responses below have been numbered to correspond to the Staff’s comments. Amendment No. 2 to Form 10 has been filed contemporaneously with this letter.

Directors and Executive Officers, page 24

1. We note your response to comment four of our letter dated July 11, 2013, however, the disclosure with respect to the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director does not appear tailored to each individual director. Please revise your disclosure accordingly. See Item 401(e) of Regulation S-K.

Response: The disclosure has been amended to include each directors and officers experience, qualifications, attributes and skills that led to the conclusion as to why each director should serve as a director of the company.

Exhibits

2. We note your response to comment 11 of our letter dated July 11, 2013. Please either revise the Exhibit Index to indicate that the Loan Agreement is filed as part of Exhibit 4.1, or file the Loan Agreement as a separate exhibit to the registration statement.

Response: The Company has revised the Exhibit Index to indicate that the Loan Agreement has been filed as part of Exhibit 4.1.

The unaudited interim consolidated financial statements included in Exhibit 99.1 have been updated through June 30, 2013. In addition, MD&A and other disclosures in Amendment #2 to Form 10 have been amended as a result of updating the unaudited interim consolidated financial statements to June 30, 2013.

If it would expedite the review of the information provided herewith, please do not hesitate the contact me at (303) 880-2880 or mlamirato@seer-corp.com.

Sincerely

/s/ Monty Lamirato

Acting Chief Financial Officer

/s/ J. John Combs III

Chief Executive Officer